October 9, 2024

VIA EDGAR

Unites States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Ms. Kathleen Krebs

Re:	AppTech Payments Corp. Registration Statement on Form S-1 Filed September 27, 2024 File No. 333-282388

Dear Ms. Krebs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), AppTech Payments Corp. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, October 11, 2024 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In this regard, the Registrant is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, please orally confirm that event with the Registrant’s counsel, Nelson Mullins Riley & Scarborough LLP, by calling Andrew M. Tucker at (202) 689-2987.

Please contact Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP at (202) 689-2987 with any questions or comments.

Sincerely,

AppTech Payments Corp.

By:	/s/ Luke D’Angelo
Luke D’Angelo
Chief Executive Officer

cc: Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP